Exhibit 99.1
Nomad Foods Reports Third Quarter 2024 Financial Results

Balanced growth strategy delivers volume & value gains

Revenue growth of +0.8% with Adjusted EPS +28% YoY to €0.55

Full year 2024 guidance reduced following a temporary ERP disruption
WOKING, England - November 14, 2024 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2024. Key operating highlights and financial performance for the third quarter 2024, when compared to the third quarter 2023, include:

•Reported revenue increased 0.8% to €770 million
•Organic revenue growth of 0.3% with volume growth of 0.7%, despite an approximate 2.5% temporary headwind related to greater than expected ERP disruptions
•Adjusted EBITDA increased 19.0% to €166 million
•Adjusted EPS increased 28% to €0.55
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “I am pleased our team continues to accelerate profitable volume growth, and I am confident that our commercial flywheel is working and building momentum. The European Frozen category remains healthy, and our market share returned to volume and value growth this quarter as innovation, marketing and merchandising investments yield positive results. Growth continues to be driven by our higher margin Must Win Battles and Growth Platforms. Furthermore, revenue growth management and productivity programs combined with favorable price-net-of cost due to promotional timing in the quarter fueled margin expansion. This is evidenced by our record-high gross margin of 32.3% this quarter, allowing us to invest back into our business."

He continued, "The results this quarter are impressive given greater than anticipated headwinds related to ERP implementation that we have faced. Our service levels were negatively impacted during the transition but are returning to near normal levels. The impact, however, has caused us to lower our full year organic sales growth outlook. We have also modestly lowered our full year Adjusted EBITDA growth and Adjusted EPS guidance given the lower sales outlook alongside our choice to continue to invest in the business. Our volume growth and market share recovery are accelerating in the fourth quarter, and we have chosen to prioritize fueling the momentum."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “I am increasingly encouraged by the improved underlying trends at Nomad. The new commercial flywheel and innovation framework that we adopted last year is bearing fruit and validated by our return to market share growth, notwithstanding the curtailed support levels due to ERP implementation in the period. The innovation and marketing plans for the remainder of this year and next are exciting, and I am confident that the improved fundamentals we are currently experiencing will continue."

Third Quarter of 2024 results compared to the Third Quarter of 2023
•Revenue increased 0.8% to €770 million. Organic revenue growth of 0.3% was driven by favorable volume growth of 0.7%, continuing the improved trends seen in 2Q24 despite an approximate 2.5% temporary headwind related to greater than expected ERP disruptions in certain markets in the quarter. This was offset by price/mix decline of 0.4%.
•Gross profit increased 14.5% to €248 million. Gross margin increased 390 basis points to 32.3% due to supply chain productivity, positive product mix performance as we invested in our core most profitable Must Win Battles, and lower than planned promotional investment as we curtailed in-market support to manage inventory during our ERP transition.
•Adjusted operating expenses increased 6.8% to €107 million due to the ongoing investments in capabilities development, and some inflationary headwinds.
•Adjusted EBITDA increased 19.0% to €166 million due to the aforementioned factors.
•Adjusted Profit for the period increased 22% to €89 million, and as a result, Adjusted EPS increased by €0.12 to €0.55. Reported EPS decreased €0.02 to €0.44.

Exhibit 99.1
First Nine Months of 2024 results compared to the First Nine Months of 2023
•Revenue increased 1.0% to €2,306 million. Organic revenue growth of 0.3% was driven by favorable price/mix of 0.4%. Volume decline moderated to 0.1%.
•Gross profit increased 6.3% to €692 million. Gross margin increased 150 basis points to 30.0%, due to a positive product mix performance as we invested behind our core most profitable Must Win Battles, and improved supply chain productivity.
•Adjusted operating expenses increased 11.2% to €335 million due to the planned increase in A&P investments, ongoing investments in capabilities development, and some inflationary headwinds.
•Adjusted EBITDA increased 2.3% to €428 million due to the aforementioned factors.
•Adjusted Profit for the period remained unchanged at €222 million, however, Adjusted EPS increased by €0.07 to €1.36 due to a lower share count. Reported EPS increased €0.11 to €1.08.
2024 Guidance
For the full year 2024, the Company now expects organic revenue growth of 1%-2%, versus the 3-4% prior guidance, due largely to ERP related headwinds faced in 3Q as well as more conservative growth assumptions for the remainder of the year. Management now expects Adjusted EBITDA to grow in a 3%-5% range, versus the +4%-6% prior range, and Adjusted EPS of €1.72-€1.77, implying growth of 7-10% compared to its prior expectation of €1.75-€1.80. The Company continues to expect full year cash flow conversion in the range of 90% to 95%.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, November 14, 2024 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call, listeners in North America may dial +1-866-250-8117 and international listeners may dial +1-412-317-6011. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at
www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10192559.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Media Contact
Elaine McCrimmon, Group Corporate Affairs Director
elaine.mccrimmon@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2024 and for comparative purposes, the three and nine months ended September 30, 2023.

Adjusted financial information for the three and nine months ended September 30, 2024 and 2023 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and nine months ended September 30, 2024 and 2023 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and
Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended September 30, 2024 and September 30, 2023

	Three months ended September 30, 2024	Three months ended September 30, 2023
	€m	€m
Revenue	769.6	763.5
Cost of sales	(521.4)	(546.8)
Gross profit	248.2	216.7
Other operating expenses	(111.5)	(104.8)
Exceptional items	(14.3)	(13.5)
Operating profit	122.4	98.4
Finance income	1.8	24.4
Finance costs	(37.2)	(26.4)
Net financing costs	(35.4)	(2.0)
Profit before tax	87.0	96.4
Taxation	(16.7)	(18.8)
Profit for the period	70.3	77.6

Basic and diluted earnings per share in €	0.44	0.46

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2024 and September 30, 2023

	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	€m	€m
Revenue	2,306.4	2,283.7
Cost of sales	(1,614.5)	(1,632.7)
Gross profit	691.9	651.0
Other operating expenses	(346.2)	(323.2)
Exceptional items	(50.2)	(54.1)
Operating profit	295.5	273.7
Finance income	25.7	21.5
Finance costs	(104.6)	(87.8)
Net financing costs	(78.9)	(66.3)
Profit before tax	216.6	207.4
Taxation	(40.9)	(39.4)
Profit for the period	175.7	168.0

Basic and diluted earnings per share in €	1.08	0.97

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2024 (unaudited) and December 31, 2023 (audited)

	As at September 30, 2024	As at December 31, 2023
	€m	€m
Non-current assets
Goodwill	2,105.6	2,105.0
Intangibles	2,471.0	2,468.2
Property, plant and equipment	569.5	563.7
Other non-current assets	7.6	7.1
Derivative financial instruments	0.2	0.7
Deferred tax assets	102.1	106.9
Total non-current assets	5,256.0	5,251.6
Current assets
Cash and cash equivalents	334.4	412.9
Inventories	491.4	446.4
Trade and other receivables	347.5	263.4
Current tax receivable	48.8	40.7
Indemnification assets	0.5	0.5
Derivative financial instruments	1.4	1.2
Total current assets	1,224.0	1,165.1
Total assets	6,480.0	6,416.7
Current liabilities
Trade and other payables	742.8	769.8
Current tax payable	203.2	189.5
Provisions	25.0	35.1
Loans and borrowings	26.8	21.4
Derivative financial instruments	21.4	12.2
Total current liabilities	1,019.2	1,028.0
Non-current liabilities
Loans and borrowings	2,104.6	2,113.7
Employee benefits	154.6	158.3
Other non-current liabilities	0.5	0.5
Provisions	2.8	1.4
Derivative financial instruments	97.9	97.8
Deferred tax liabilities	422.2	425.1
Total non-current liabilities	2,782.6	2,796.8
Total liabilities	3,801.8	3,824.8
Net assets	2,678.2	2,591.9
Equity attributable to equity holders
Share capital and capital reserve	1,392.2	1,426.1
Share-based compensation reserve	26.2	31.4
Translation reserve	121.8	101.0
Other reserves	(28.9)	(24.6)
Retained earnings	1,166.9	1,058.0
Total equity	2,678.2	2,591.9

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2024 and the nine months ended September 30, 2023

	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
	€m	€m
Cash flows from operating activities
Profit for the period	175.7	168.0
Adjustments for:
Exceptional items	50.2	54.1
Share based payment expense	8.5	19.8
Depreciation and amortization	71.4	68.8
(Gain)/loss on disposal of property, plant and equipment	0.2	1.6
Net finance costs	78.9	66.3
Other operating cash flow adjustments	0.5	—
Taxation	40.9	39.4
Operating cash flow before changes in working capital, provisions and exceptional items	426.3	418.0
Increase in inventories	(38.5)	(18.6)
Increase in trade and other receivables	(84.3)	(32.0)
Decrease in trade and other payables	(7.9)	(17.8)
Decrease in employee benefits and other provisions	(1.9)	(1.8)
Cash generated from operations before tax and exceptional items	293.7	347.8
Cash flows relating to exceptional items	(55.6)	(46.0)
Tax paid	(29.2)	(52.9)
Net cash generated from operating activities	208.9	248.9
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(55.9)	(59.1)
Interest received	5.7	4.1
Redemption of investments	5.7	0.3
Net cash used in investing activities	(44.5)	(54.7)
Cash flows from financing activities
Repurchase of ordinary shares	(42.9)	(118.4)
Issuance of new loan principal	—	6.0
Repayment of loan principal	—	(6.0)
Payments related to shares withheld for taxes	(5.2)	(6.7)
Payment of lease liabilities	(22.7)	(21.9)
Dividends paid	(67.4)	—
Payment of financing fees	(2.8)	(1.7)
Interest paid	(89.4)	(94.7)
Net cash used in financing activities	(230.4)	(252.6)
Net decrease in cash and cash equivalents	(66.0)	(58.4)
Cash and cash equivalents at beginning of period	399.7	366.8
Effect of exchange rate fluctuations	0.7	(2.5)
Cash and cash equivalents at end of period	334.4	305.9

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended September 30, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2024

€ in millions, except per share data	As reported for the three months ended September 30, 2024	Adjustments		As adjusted for the three months ended September 30, 2024
Revenue	769.6	—		769.6
Cost of sales	(521.4)	—		(521.4)
Gross profit	248.2	—		248.2
Other operating expenses	(111.5)	4.5	(a)	(107.0)
Exceptional items	(14.3)	14.3	(b)	—
Operating profit	122.4	18.8		141.2
Finance income	1.8	—		1.8
Finance costs	(37.2)	5.1		(32.1)
Net financing costs	(35.4)	5.1	(c)	(30.3)
Profit before tax	87.0	23.9		110.9
Taxation	(16.7)	(4.9)	(d)	(21.6)
Profit for the period	70.3	19.0		89.3

Weighted average shares outstanding in millions - basic	161.4			161.4
Basic earnings per share	0.44			0.55
Weighted average shares outstanding in millions - diluted	161.5			161.5
Diluted earnings per share	0.44			0.55

(a)Represents share based payment charge including employer payroll taxes of €4.2 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €5.1 million of foreign exchange translation losses.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2023

€ in millions, except per share data	As reported for the three months ended September 30, 2023	Adjustments		As adjusted for the three months ended September 30, 2023
Revenue	763.5	—		763.5
Cost of sales	(546.8)	—		(546.8)
Gross profit	216.7	—		216.7
Other operating expenses	(104.8)	4.6	(a)	(100.2)
Exceptional items	(13.5)	13.5	(b)	—
Operating profit	98.4	18.1		116.5
Finance income	24.4	(23.0)		1.4
Finance costs	(26.4)	0.5		(25.9)
Net financing costs	(2.0)	(22.5)	(c)	(24.5)
Profit before tax	96.4	(4.4)		92.0
Taxation	(18.8)	—	(d)	(18.8)
Profit for the period	77.6	(4.4)		73.2

Weighted average shares outstanding in millions - basic	170.3			170.3
Basic earnings per share	0.46			0.43
Weighted average shares outstanding in millions - diluted	170.3			170.3
Diluted earnings per share	0.46			0.43

(a)Represents share based payment charge including employer payroll taxes of €4.4 million and non-operating M&A transaction costs of €0.2 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €17.1 million of net gains on repricing of debt, €5.9 million of foreign exchange translation gains, €0.1 million of interest cost on tax relating to legacy tax audits, as well as €0.4 million of foreign exchange losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2024

€ in millions, except per share data	As reported for the nine months ended September 30, 2024	Adjustments		As adjusted for the nine months ended September 30, 2024
Revenue	2,306.4	—		2,306.4
Cost of sales	(1,614.5)	—		(1,614.5)
Gross profit	691.9	—		691.9
Other operating expenses	(346.2)	10.9	(a)	(335.3)
Exceptional items	(50.2)	50.2	(b)	—
Operating profit	295.5	61.1		356.6
Finance income	25.7	(20.1)		5.6
Finance costs	(104.6)	17.8		(86.8)
Net financing costs	(78.9)	(2.3)	(c)	(81.2)
Profit before tax	216.6	58.8		275.4
Taxation	(40.9)	(12.8)	(d)	(53.7)
Profit for the period	175.7	46.0		221.7

Weighted average shares outstanding in millions - basic	162.5			162.5
Basic earnings per share	1.08			1.36
Weighted average shares outstanding in millions - diluted	162.7			162.7
Diluted earnings per share	1.08			1.36
(a)Represents share based payment charge including employer payroll taxes of €10.0 million and non-operating M&A transaction costs of €0.9 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €14.4 million of net gains on repricing of debt, a one-time €5.7 million gain from the reversal of an impairment of a short-term investment which was made with surplus cash as part of our cash management activities, €17.4 million of foreign exchange translation losses and €0.4 million of losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2023

€ in millions, except per share data	As reported for the nine months ended September 30, 2023	Adjustments		As adjusted for the nine months ended September 30, 2023
Revenue	2,283.7	—		2,283.7
Cost of sales	(1,632.7)	—		(1,632.7)
Gross profit	651.0	—		651.0
Other operating expenses	(323.2)	21.8	(a)	(301.4)
Exceptional items	(54.1)	54.1	(b)	—
Operating profit	273.7	75.9		349.6
Finance income	21.5	(17.4)		4.1
Finance costs	(87.8)	12.7		(75.1)
Net financing costs	(66.3)	(4.7)	(c)	(71.0)
Profit before tax	207.4	71.2		278.6
Taxation	(39.4)	(16.7)	(d)	(56.1)
Profit for the period	168.0	54.5		222.5

Weighted average shares outstanding in millions - basic	172.8			172.8
Basic earnings per share	0.97			1.29
Weighted average shares outstanding in millions - diluted	172.9			172.9
Diluted earnings per share	0.97			1.29

(a)Represents share based payment expense including employer payroll taxes of €21.0 million and non-operating M&A transaction costs of €0.8 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €17.1 million of net gains on repricing of debt, €3.8 million of interest cost on tax relating to legacy tax audits, €7.9 million of foreign exchange translation losses, €1.0 million of losses on derivatives and a €0.3 million gain from the reversal of an impairment loss on a short-term investment.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to Adjusted EBITDA (unaudited)

	Three months ended		Nine months ended
€ in millions	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Profit for the period	70.3	77.6	175.7	168.0
Taxation	16.7	18.8	40.9	39.4
Net financing costs	35.4	2.0	78.9	66.3
Depreciation & amortization	25.1	23.2	71.4	68.8
Exceptional items (a)	14.3	13.5	50.2	54.1
Other add-backs (b)	4.5	4.6	10.9	21.8
Adjusted EBITDA	166.3	139.7	428.0	418.4

Revenue	769.6	763.5	2,306.4	2,283.7
Adjusted EBITDA margin (c)	21.6%	18.3%	18.6%	18.3%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to September 30, 2024 of €4.2 million (2023: €4.4 million) and for the nine months ended September 30, 2024 of €10.0 million (2023: €21.0 million) as well as the elimination of non-operating M&A transaction costs for the three month period to September 30, 2024 of €0.3 million (2023: €0.2 million) and for the nine months ended September 30, 2024 of €0.9 million (2023: €0.8 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - September 30, 2024 compared with September 30, 2023:

	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2024
	YoY change	YoY change
Reported Revenue Growth	0.8%	1.0%

Of which:
Organic Revenue Growth	0.3%	0.3%
Translational FX (a)	0.5%	0.7%
Total	0.8%	1.0%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to organic revenue growth, Adjusted EBITDA growth, free cash flow conversion, Adjusted EPS, and Adjusted EPS growth for 2024; (ii) its ability to generate stronger bottom-line growth and superior shareholder returns; (iii) our growth strategy for the fourth quarter, including impacts of the ERP implementation; and (iv) our sales and profit growth and success in 2024 and beyond.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xxii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.